Mail Stop 3561


									July 26, 2005




Mr. Francis P. Jenkins
Chief Executive Officer
Royster-Clark, Inc.
1251 Avenue of the Americas, Suite 900
New York, New York 10020


		RE:	Royster-Clark, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed March 30, 2005 and May 13, 2005
			File No.  333-81235

Dear Mr. Jenkins:

		We have reviewed your responses in your letter dated
July
14, 2005 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Consolidated Statement of Cash Flows, page F-6

1. We read your response to comment 2 in our letter dated June 23, 2005. Please revise your financial statements to reclassify the payments on your vendor financing note as an operating activity. In this regard, please be advised that presenting cash flows related to
payables generated by the purchase of inventory as financing activities is not in accordance with GAAP. Please refer to paragraph
24 of SFAS 95 with respect to determining the cash flows classification of cash payments that have aspects of more than one class of cash flows and to paragraph 23(a) of SFAS 95 with respect to
payments on notes payable to suppliers.   Also refer, for
analogous
guidance, to Section II.A.1. of the Current Accounting and
Disclosure
Issues in the Division of Corporation Finance updated March 4,
2005
and available on our website at www.sec.gov.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Francis P. Jenkins
Royster-Clark, Inc.
July 26, 2005
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